

January 19, 2010

Mr. Andre Zeitoun
Chief Executive Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re:** **Applied Minerals, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-163966**
> **Filed December 23, 2009**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed July 28, 2009, as amended October 2, 2009 and October 9, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed August 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009, as amended October 2, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 0-31380**

Dear Mr. Zeitoun:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   On April 19, 2002, you filed a registration statement on Form SB-2, file number 333-86576, relating to a best efforts offering by you and the sale of common stock by selling securityholders. Our records indicate that, to date, this filing has not been declared effective. Please tell us whether you have sold any of the securities covered by this filing, and what you intend to do with this registration statement.

Registration Statement Cover Page

2.   Please provide the information required on the cover page. For example, if you are planning to offer these securities on a delayed or continuous basis, as it appears you are, mark the appropriate box. In addition, indicate your filing status by marking the appropriate box.

Calculation of Registration Fee

3.   With respect to footnote (2), please be advised that Rule 416 may not be used to register for resale an indeterminate number of common shares issuable upon conversion of the PIK Notes or the warrant. The anti-dilution provisions contemplated by Rule 416 are those in the nature of stock splits, dividends, and anti-dilution provisions. You must make a good-faith estimate of the number of shares you may issue upon conversion to determine the amount you may register for resale. In this regard, we note that you have registered 2,996,068 shares of common stock that may be issued as PIK interest on outstanding PIK notes. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to register the resale of the additional shares.

4.   Please explain or revise the discrepancy between your fee table disclosure that 10,256,902 common shares were issued pursuant to conversion of PIK Notes and PIK interest, and your disclosure at pages 26 and 30 that the total number of shares that have been issued on conversion was 10,513,809.

5.   In addition, there is a discrepancy with respect to the total number of shares underlying options that are indicated on the fee table as compared to the footnotes to the selling stockholder table on page 32. Please revise the selling stockholder table to clearly indicate all shares underlying options that are to be sold pursuant to this registration statement, and briefly discuss the transactions whereby the selling security holders received these options. Please also indicate which selling shareholder(s) received the 287,302 shares of common stock as compensation that will be resold.

6.   Throughout your filing, you do not consistently refer to all the securities that will be offered and sold pursuant to this prospectus. For example, the first paragraph of the cover page of the prospectus fails to mention the common stock issued as compensation and the common

stock issuable upon conversion of the options. As another example, the disclosure under "The Offering" on page 4 fails to mention any securities other than the common stock underlying the PIK notes. As another example, the first paragraph of the prospectus summary does not mention the PIK notes. Please revise throughout to consistently discuss all securities that are being registered herein.

Legal Proceedings, page II-10

7.   We note a widely-disseminated press release dated December 22, 2009, which describes the terms of a Commission order issued the same day in connection with Administrative Proceeding 3-13728. The press release further indicates, as does your current disclosure, that final judicial approval of the proposed settlement in your pending class action litigation is expected to occur on January 19, 2009. Update this section as necessary to reflect recent developments in your legal proceedings.

8.   Please tell us what consideration you gave to filing a Form 8-K relating to the above referenced Commission order and your subsequent press release.

9.   In addition, please include risk factor discussion relating to the Commission proceeding, describing the circumstances that gave rise to the proceedings and the terms of the settlement.

Executive Compensation, page 22

10.   Please update your prospectus as appropriate to include compensation disclosure for the recently completed 2009 fiscal year.

Selling Stockholders, page 31

11.   For each entity selling shareholder, please provide footnote disclosure of the natural person who exercises voting or investment control with respect to the shares being registered for resale pursuant to this registration statement.

Exhibit 5.1

12.   We note that, with the exception of the shares issuable upon exercise of the outstanding options, none of the share amounts opined upon match the share amounts listed in the registration fee table. Please file a new opinion or revise your registration statement to accurately reflect the transaction that you intend to register.

Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Exhibits 31.1 and 31.2

13.   We note that you filed outdated certifications that refer to a "small business issuer" and do
       not contain all the representations required by the certifications in Item 601 of Regulation
       S-K, specifically those relating to internal control over financial reporting. Please revise to
       include the appropriate certifications of your chief executive officer and chief financial
       officer.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. With
your amendment, please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and responses
to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
       effective, it does not foreclose the Commission from taking any action with respect to the
       filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: <u>Via Facsimile</u>

        Bill Gleeson, Esq.
        (206) 370-6071